April 12, 2005


Mail Stop 0306


Mr. Jeff T. Wilson
Chief Accounting Officer
Microvision, Inc.
19910 North Creek Parkway
Bothell, WA 98011-3008


	RE:	Microvision, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-K/A for the Fiscal Year Ended December 31, 2004
File No. 000-21221

Dear Mr. Wilson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Results of Operations

1. We note in your analysis of results of operations in the MD&A that until October 2004, you classified Nomad production costs in excess of product revenue as research and development expense. Based on the fact that you recorded sales of the Nomad product, please tell us how you concluded that any portion of the costs of production were properly allocated to research and development expense. Support your assertions with references to the authoritative generally accepted accounting principles that support your accounting and presentation of such costs. Additionally, please tell us the amounts charged to cost of product revenue and research and development related to the
Nomad product in each of the periods presented. We may have further comment based on your response.
2. We see that your cost of product revenue in 2004 includes the write off of $764,000 of Flic inventory and $479,000 of Nomad inventory. Were any of these inventory items subsequently sold? If so, were they sold at prices above their new cost basis? What was the impact of any such sales upon gross profit margins? Why doesn`t your Schedule II disclose inventory reserve balances and activity? Please revise future filings to address our concerns.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

3. Please tell us and revise future filings to disclose the nature and significance of the profit incentives included in your development contracts, and how you determine that realization is assured in accordance with the provisions of paragraph 54 of SOP
81-
1.

Note 12. Warrants and Note 13. Options

4. We note that stock-based compensation expense recorded in the periods presented includes expense related to options and warrants issued by both Microvision and Lumera. Please revise future filings to include all of the applicable disclosures required by paragraphs
46-48 of SFAS 123 related to stock options and warrants issued by Lumera.

Note 19.  Subsequent Event

5. We see that in March 2005 you raised $10,000,000 before issuance costs, from the issuance of senior secured exchangeable convertible notes and warrants. We also see the Notes are convertible on demand by the holders into Microvision common stock at a conversion price of
$6.84 per share of Microvision common stock and exchangeable on demand by the holders into Lumera common stock at an exchange price of $5.64 per share of Lumera common stock. Please supplementally tell us how you plan to account for the conversion and exchange features of these Notes. We may have further comments after reviewing your response.

Item 9A. Controls and Procedures

6. We note your disclosure that management has concluded that your disclosure controls and procedures "were, in design and operation, effective to ensure that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC`s rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act.
However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Exhibits 31.1 and 31.2

7. We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part
III.E of Release No. 8238. Accordingly, please file a second amendment to your Form 10-K that includes the entire filing, including the financial statements of Lumera Corporation, together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

*    *    *    *

       As appropriate, please amend your Form 10-K for the Fiscal Year Ended December 31, 2004 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Tom Dyer, Staff Accountant, at (202) 824-
5564
or me at (202) 942-1812 if you have any questions. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 942-
1931.

      Sincerely,


							N. Jay Webb
							Reviewing Accountant

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Mr. Jeff T. Wilson
Microvision, Inc.
April 12, 2005
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